Exhibit 99.1

XP Inc.

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

________________________________________________________________________________

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “AGM”) will be held at the offices of the Company located at Av. Chedid Jafet, 75, Torre Sul, 30th Floor, Vila Olímpia, São Paulo SP 04551-065, Brazil on October 6, 2023 at 10:00 am (BRT).

The AGM will be held at the offices of the Company in accordance with Cayman Islands law. Shareholders are able to submit a proxy or, if they wish to attend in person, to participate in the AGM by physically attending the offices of the Company or attending in a virtual form. The details of how to participate virtually at the AGM are set out in the accompanying proxy card.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1	To resolve, as an ordinary resolution, the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2022 in the form presented at the AGM, be approved and ratified.

2	To resolve, as an ordinary resolution, that Frederico Seabra de Carvalho be appointed as an independent director of the Company to serve in accordance with the memorandum and articles of association of the Company.

3	To resolve, as an ordinary resolution, that each of Guilherme Dias Fernandes Benchimol, Bruno Constantino Alexandre dos Santos, Bernardo Amaral Botelho, Fabrício Cunha de Almeida, Martin Emiliano Escobari Lifchitz, Gabriel Klas da Rocha Leal, Luiz Felipe Amaral Calabró and Cristiana Pereira be re-appointed as directors of the Company to serve in accordance with the memorandum and articles of association of the Company.

4	To resolve, as a special resolution, that the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form uploaded to the Investor Relations section of the Company's website on or before the date of the Notice of the AGM.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board of Directors of the Company (the “Board”) has fixed the close of business Eastern Time on September 8, 2023 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed proxy card attached to this Notice.

By Order of the Board of Directors

/s/ Guilherme Benchimol
Name:	Guilherme Benchimol
Title:	Director
Dated:	September 22, 2023

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolution to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

4	Each Class A Common Share shall entitle the holder to one (1) vote on all matters subject to a vote at general meetings of the Company, and each Class B Common Share shall entitle the holder to ten (10) votes on all matters subject to a vote at general meetings of the Company.

5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	No business shall be transacted at the AGM unless a quorum is present. As set out in the Memorandum and Articles of Association of the Company, one or more shareholders holding not less than 50% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders. No person shall be entitled to vote at the AGM unless he is registered as a shareholder of the Company on the record date for the AGM nor unless all calls or other sums presently payable by him in respect of such shares have been paid.

Schedule

Frederico Seabra de Carvalho is a member of our board of directors, a position he has held since July 2023. Mr. Carvalho is an Operating Partner at General Atlantic since September 2012, where he provides strategic support and financial expertise to the firm’s investment teams and portfolio companies with a focus on Latin America. Before joining General Atlantic, Mr. Carvalho served as Chief Operating Officer of the Merchant Banking division at BTG Pactual Group from April 2011 to September 2012. Previously, he was a Partner in Deloitte’s Transaction Services group in São Paulo, leading deal advisory, corporate reorganization, and diligence services for major private equity investors and strategic clients in Brazil. Mr. Carvalho holds a bachelor’s degree in economics from Universidade de Brasilia, a bachelor’s degree in law and a master’s degree in tax law and taxation from UDF Centro Universitário and an LL.M. in taxation from Boston University.

Guilherme Dias Fernandes Benchimol is the chairman of our board of directors, a position he has held since August 2019. Mr. Benchimol has over 20 years’ experience in the financial services market. He founded the XP group in 2001 and has been its chief executive officer since 2001. Mr. Benchimol also served on the board of XP Brazil as the chairman from August 2018 to November 2019. Mr. Benchimol holds a bachelor’s degree in business economics from Universidade Federal do Rio de Janeiro.

Bruno Constantino Alexandre dos Santos is a member of our board of directors, a position he has held since November 2019 and our chief financial officer, a position he has held since November 2019. Mr. Constantino has over 20 years’ experience in the financial markets. He joined XP CCTVM in 2012 and has been its executive officer since 2019. He is also an executive officer of Banco XP since 2019 and of XP VP since February 2020. Prior to joining us, he was CIO of Graphus Capital from 2010 to 2012 and a partner at BTG Pactual from 2000 to 2010. He also served as a member of the board of directors of CEMIG from 2002 to 2004, Light from 2006 to 2009 and Valid from 2010 to 2019.Mr. Constantino holds a certificate from Harvard Business School related to the CFO Leadership Program issued in November, 2021. Mr. Constantino also was also awarded a Chartered Financial Analyst (CFA) charter in 2009. Mr. Constantino holds a bachelor’s degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from IBMEC Group.

Bernardo Amaral Botelho is a member of our board of directors, a position he has held since November 2019. Mr. Amaral has been with the XP group since 2007 and was a board member of XP Brazil from August 2018 to November 2019. He is also an executive officer of XP Brazil, XP CCTVM, Banco XP, XP Gestão, XP Vista, XP Advisory, XP VP, Tecfinance, XP Educação and Leadr. Prior to joining us, he was a lawyer of Costa Advogados Associados from 2001 to 2007. Mr. Amaral holds a bachelor’s degree in law from Pontifícia Universidade Católica do Rio de Janeiro and an LLM in business law from IBMEC Group.

Fabrício Cunha de Almeida is a member of our board of directors, a position he has held since November 2019 and our general counsel, a position he has held since November 2019. Mr. Almeida has been the general counsel of the XP group since 2013. Prior to joining us, he was a lawyer at Barbosa, Müssnich & Aragão from 2005 to 2011. Mr. Almeida holds a bachelor’s degree in law from Universidade Cândido Mendes in Rio de Janeiro and holds a postgraduate degree in corporate law and capital markets from FGV.

Martin Emiliano Escobari Lifchitz is a member of our board of directors, a position he has held since November 2019. He has been with General Atlantic since 2012, and is a member of its Management Committee, is the chair of its Investment Committee, and is the head of its Latin America business. Mr. Escobari serves on the board of directors of XP Brazil, Empreendimentos Pague Menos SA, Laboratorios Sanfer, S.A.P.I. de C.V., Grupo Axo, S.A.P.I. de C.V., and has previously served on the boards of Ourofino Saude Animal Participações S.A., Sura Asset Management, Smiles S.A., Aceco TI Participações S.A., Grupo Linx and Decolar.com, Inc. Mr. Escobari co-founded submarino.com and was its chief financial officer from 1999 to 2007. He was an associate at the Boston Consulting Group (New York) from 1994 to 1996, an investment officer at the private equity firm GP Investimentos from 1998 to 1999 and a managing director at Advent International from 2007 to 2011. Mr. Escobari holds a bachelor’s degree in economics from Harvard College (Harvard University) and an MBA (George F. Baker Scholar) from Harvard Business School. He serves on the board of Primeira Chance, a scholarship program for gifted children in Brazil and is active with Endeavor Brazil, where he mentors young entrepreneurs. Mr. Escobari is also a member of the Brazil office of Harvard’s Rockefeller Center for Latin American Studies and a board member of the Lincoln Center for the Performing Arts.

Gabriel Klas da Rocha Leal is a member of our board of directors, a position he has held since November 2019. Mr. Leal has been with the XP group since 2006, was a board member of XP Brazil from August 2018 to November 2019, and has been an executive officer of XP CCTVM and Banco XP since 2019 and of XP VP since February 2020. Prior to joining us, he worked at SC Johnson from 2002 to 2006. Mr. Leal holds a bachelor’s degree in chemical engineering from Pontifícia Universidade Católica do Rio de Janeiro and an MBA from IBMEC Group.

Luiz Felipe Amaral Calabró is an independent member of our board of directors and a member of our audit committee, a position he has held since August 2020. Mr. Calabró is a lawyer with over 20 years’ experience in capital markets; self-regulated activities in stock, derivatives and commodities exchanges; commercial law; compliance; capital markets and banking regulation; clearing and depository legal issues; investment funds and asset management regulation; consumer law, banking consumer, contracts, and civil litigation; and corporation law. After working in various law firms, Mr. Calabró worked at BSM Market Supervision at the B3 from 2007 to 2020, and is currently a partner at Levy & Salomão Advogados. Mr. Calabró holds graduate, postgraduate and master’s law degrees from the Pontifical Catholic University (PUC SP) and a PhD in commercial law from the University of São Paulo (USP).

Cristiana Pereira is an independent member of our board of directors and chairperson of our audit committee, positions she has held since June 2022. She has been a partner and founder at ACE Governance since March 2018, member of the Board and the Compensation Committee at Maestro Locadora de Veículos S.A. since June 2020, coordinator of the Audit Committee at CERC S.A. since October 2021, Coordinator of the Governance Committee and member of the Board at CESAR – Centro de Estudos e Sistemas Avançados do Recife since July 2020, and member of the Board at ARCO ILP S.A. since August 2020. Previously, she was member of Fiscal Council of Bradesco S.A. from March 2020 to May 2022 member of the Board of the HBS Alumni Angels of Brazil, from 2017 to 2020, member of the Consultative Board of the Association of Public Companies in Brazil – ABRASCA from December 2015 to November 2017, member of the Consultative Board of Association of Venture Capital and Private Equity – ABVCAP from December 2015 to November 2017. From June 2010 to November 2017, she was Managing Director of Listings and Issuer Development at B3 S.A. – Brasil, Bolsa, Balcão. Ms. Pereira holds an MBA from Harvard Business School (2004), a master’s degree from Fundação Getulio Vargas (1997) and a bachelor’s degree in Economics from State University of Campinas – UNICAMP (1992).